Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brookline Bancorp, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-80875, No. 333-114571 and No. 333-175255) on Form S-8 of Brookline Bancorp, Inc. of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Brookline Bancorp, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 3, 2014